EXHIBIT 99.1
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N E W S   R E L E A S E
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                      EUB RULES ON COMPTON'S REQUEST FOR
                     MODIFICATION OF WELL LICENCE DECISION

FOR IMMEDIATE RELEASE                                            AUGUST 15, 2005
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CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton") advises that it has responded to the Alberta Energy and Utilities Board's ("the Board's") Decision 2005-060 relating to Compton's applications for licences to drill six critical sour natural gas wells in the Okotoks Field in the area southeast of Calgary.

Due to developments since the release of the Board's decision on June 22, 2005, and as contemplated in the decision, on August 5, 2005 Compton submitted a request to the Board to modify the prescribed August 15, 2005 deadline for Compton to advise the Board as to its intentions to pursue approvals of its applied-for well licences. Decision 2005-60 gives rise to a number of issues in which there is an absence of clarity. Moreover, the requirements are subject to interpretation and input from local authorities like the City of Calgary, the Calgary Health Region and the Municipal Districts of Rocky View and Foothills. The decision is also subject to a legal challenge initiated by the Calgary Health Region. The Calgary Health Region has additionally claimed a concurrent jurisdiction with respect to Emergency Response Planning for these facilities and has threatened legal action to enforce conditions suggested by it which are much more onerous than those established by the Board. These issues and particularly the jurisdictional issues must be resolved in advance of Compton making any commitment to proceed with respect to its applications.

Earlier today, the Board granted Compton an extension to November 1, 2005 to advise the Board if Compton wishes to proceed with the well licence approval process.

Compton intends to continue to pursue a timely resolution of the collateral issues with respect to the decision.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and Traded on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX Composite index and the TSX MidCap Index.

For further information: Compton Petroleum Corporation, D.C. Longfield, VP Special Projects or E.G. Sapieha, President & CEO. Telephone (403)237-9400 Fax
(403)237-9410

Website: www.comptonpetroleum.com       Email: investorinfo@comptonpetroleum.com